U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

Bruce Acacio
2485 McCabe Way
Irvine, CA 92614
(949) 553-8900

2. Issuer Name and Ticker or Trading Symbol

California Software Corporation (OTCBB: CAWC)

3. I.R.S. Identification Number of Reporting Person, if an Entity

(Voluntary)

4. Statement for Month/Year

June 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director [X] 10% Owner [X] Officer (Secretary) [_] Other (Specify below)

7. Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by One Reporting Person

[_] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr 8)		4. Securities Acquired (A) or Disposed of (D) (Instr 3, 4, & 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	7. Nature of Indirect Beneficial Ownership (Instr.5)
		Code	V	Amount	(A) or (D)	Price
Common Stock	June 28, 2000	P	V	2000	A	5 15/16		D
Common Stock	June 28, 2000	P	V	1000	A	5.99		D
Common Stock	June 30, 2000	P	V	500	A	5		D
Common Stock	June 30, 2000	P	V	200	A	5.12		D
							3,278,414	D

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 4)	2.Date Exercisable and Expiration Date (Month, Day, Year)	3. Transaction Date	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr 3, 4, & 5)		6. Date Excercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.5)	11.Nature of Indirect Beneficial Ownership (Instr.5)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

**SIGNATURE OF REPORTING PERSON

______________________________________

/s/Bruce Acacio

Dated: 06/30/2000

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).